THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

December 6, 2011

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to the Staff’s comments with respect to Post-Effective Amendment (“PEA”) No. 198 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, the Crawford Dividend Growth Fund (the “Fund”).  We have addressed each comment as set forth below.  If our responses are acceptable to the Staff, no further action is required.  The PEA describing the Fund’s new Class R Shares will become effective automatically on December 13, 2011.

Comment:  Please clarify that the Fund’s investment objective of total return includes capital appreciation and income.

Response:  As requested we have added a clarifying statement under “Investment Objective” as follows:

The investment objective of the Crawford Dividend Growth Fund (the “Fund”) is total return.  Total return is comprised of both capital appreciation and income.

Comment:  Please clarify why “Total Annual Fund Operating Expenses” for the new Class R shares of the Fund are estimated to be 1.23%, when the Fund’s adviser has agreed to cap expenses at 0.98%.

Response:  As requested we have added the following clarifying statement to footnote 1 to the Fee Table:

1 “Total Annual Operating Expenses” for Class R Shares have been estimated based on the adviser’s agreement to cap certain expenses at 0.98%, plus an administrative services fee which is excluded from the expense cap of 0.25%, for a total of 1.23%.

Comment:     The Performance section of the Summary Prospectus provides performance returns for the Fund’s Class I shares, without adjustment for expenses of the new Class R.  The web site for the Fund’s adviser states that the adviser’s performance began in 1998, while the Fund’s Class I performance returns are shown beginning in 2004.  Please clarify these dates and revise the prospectus to show the date on which the Class I shares commenced operations.

Response:     We respectfully note that the adviser’s web site includes performance information for the Crawford Dividend Composite, which was created in 1998.   The Crawford Dividend Growth Fund and its Class I shares commenced operations in 2004.

During the first year that a new class of shares is offered to the public by a mutual fund, SEC Form N-1A, Item 4(b)(2), Instruction 3(b) requires a fund to present the performance for another publicly available share class in the bar chart and table, without adjustment but with an explanation.  We have revised the footnote to the bar chart as follows:

“Returns are shown for Class I shares of the Fund, without adjusting for the expenses of the new Class R shares.  Class I shares were first offered to the public on January 5, 2004 and are not offered in this prospectus. Class R shares would have had substantially similar annual returns during the periods presented because all shareholders are invested in the same portfolio of securities.  Class R returns will differ only to the extent that the classes have different expenses.”

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We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly.  If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren